EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2015	2014	2015	2014	2013	2012(1)	2011
		(As Adjusted)
Earnings:
Income before income taxes	$474	$345	$179	$1,314	$1,708	$(1,005)	$1,019
Add back:
Portion of rent expense representative of interest factor	138	143	574	577	598	566	611

Earnings as adjusted	$612	$488	$753	$1,891	$2,306	$(439)	$1,630

Fixed Charges:
Capitalized interest	$7	$6	$28	$25	$43	$80	$61
Portion of rent expense representative of interest factor	138	143	574	577	598	566	611

	$145	$149	$602	$602	$641	$646	$672

Ratio of Earnings to Fixed Charges	4.2	3.3	1.3	3.1	3.6	—	2.4

(1)	The loss in 2012 was inadequate to cover fixed charges. Additional earnings of $1,085 million would have been necessary to bring the ratio for this period to 1.0.